UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

O2Diesel Corporation

File No. 1-32228 - CF#22176

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O2Diesel Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2008.

Based on representations by O2Diesel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.4   through March 6, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lesli Sheppard
Special Counsel